UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

THE BUCKLE, INC.
(Exact name of registrant as specified in its charter)

Nebraska	001-12951	47-0366193
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

2407 West 24th Street, Kearney, Nebraska	68845-4915
(Address of principal executive offices)	(Zip Code)

Karen B. Rhoads or Kari Anne Nickman (308) 236-8491
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

TABLE OF CONTENTS

ITEM 1.01.	Conflict Minerals Disclosure and Report

ITEM 2.01.	Exhibits

SIGNATURES

EXHIBIT 1.02	Conflict Minerals Report

ITEM 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure:

(a)
The Buckle, Inc. (“Buckle”) has conducted a reasonable country of origin inquiry in good faith regarding any conflict minerals that are necessary to the functionality or production of a product manufactured by Buckle or contracted by Buckle to be manufactured to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources. Results of that good faith inquiry are set forth in Exhibit 1.02 - Conflict Minerals Report.

(b)	The registrant has filed a Conflict Minerals Report, attached as Exhibit 1.02, which is publicly available at www.buckle.com.

ITEM 2.01. Exhibits

Exhibit 1.02 - Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Buckle, Inc.

Date: June 2, 2014	By:	/s/ KAREN B. RHOADS
Name: Karen B. Rhoads
Title: Senior Vice President of Finance
and Chief Financial Officer